   As filed with the Securities and Exchange Commission on December 6, 1996

                                                      Registration No. 333-12759

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                              TERA COMPUTER COMPANY
               (Exact name of registrant as specified in charter)

                                   ----------

          WASHINGTON                                              93-0962605
 (State or other jurisdiction                                   (IRS Employer
of incorporation or organization)                            Identification No.)


                            2815 EASTLAKE AVENUE EAST
                             SEATTLE, WA 98102-3027
                                 (206) 325-0800

               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                                   ----------


                          JAMES E. ROTTSOLK, PRESIDENT
                              TERA COMPUTER COMPANY
                              2815 EASTLAKE AVENUE
                             SEATTLE, WA 98102-3027
                                 (206) 325-0800

                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)


                                    COPY TO:
                               KENNETH W. JOHNSON
                                 STOEL RIVES LLP
                          ONE UNION SQUARE, 36TH FLOOR
                             Seattle, WA 98101-3197



        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
        AS SOON AS PRACTICABLE AFTER THIS REGISTRATION BECOMES EFFECTIVE


If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, check the following box. [X]


                                                         Exhibit Index: Page ___

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS

                              TERA COMPUTER COMPANY


                        5,785,653 Shares of Common Stock
                    1,736,077 Common Stock Purchase Warrants




This Prospectus covers the resale of Redeemable Common Stock Purchase Warrants (the "Warrants") of Tera Computer Company, a Washington corporation ("Tera" or the "Company"), held by certain security holders originally registered as part of the Company's initial public offering in September 1995 and those Warrants that were issued in a private placement completed in July 1996 (the "1996 Private Placement"), the issuance by the Company of shares of the Company's Common Stock upon exercise of all of its outstanding publicly held Warrants, and the resale of shares of Common Stock so issued and issued upon conversion of shares of the Company's Series A Convertible Preferred Stock issued in the 1996 Private Placement, including shares of Common Stock and Warrants issuable upon exercise of a Sales Agent's Warrant sold to H.J. Meyers & Co., Inc., the Company's Sales Agent in the 1996 Private Placement.


The Warrants and the Common Stock may be offered or sold by certain shareholders of the Company (the "Selling Shareholders") from time-to-time in the over-the-counter market or otherwise at market prices then prevailing, in negotiated transactions or otherwise. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such resales are subject to the prospectus delivery and other requirements of the Securities Act of 1933, as amended. See "Selling Shareholders" and "Plan of Distribution." The Company will not receive any of the proceeds from the resale of the Common Stock or Warrants, although it will receive the proceeds from any exercise of the Warrants and of the Sales Agent's Warrant.

The terms of the Warrants are identical to the Warrants which the Company has issued publicly and are traded on the Nasdaq SmallCap Market. Each Warrant entitles the registered holder thereof to purchase, at any time, 1.21 shares of Common Stock at a purchase price of $7.19 (a per share purchase price of $5.94) through March 24, 1998, and 1.25 shares of Common Stock at a purchase price of $8.43 (a per share purchase price of $6.74) thereafter through September 24, 2000. These purchase prices and exercise ratios reflect an adjustment pursuant to antidilution provisions due to the 1996 Private Placement and are subject to further adjustment under certain circumstances. The Warrants are subject to redemption by the Company at any time at $0.05 per Warrant on 30 days' prior written notice to the Warrantholders (i) if the closing bid price of the Common Stock as reported on Nasdaq averages in excess of 150% of the current purchase price for one share of Common Stock underlying the Warrants for a period of 20 consecutive trading days ending within 15 days prior to the notice of redemption, or (ii) with the prior written consent of H.J. Meyers & Co., Inc.

The Common Stock and the Warrants are listed on the Nasdaq SmallCap Market under the symbols TERA and TERAW. On November 27, 1996, the closing prices for the Common Stock and the Warrants were $6-1/8 and $1-3/4, respectively.


                                 --------------


THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CERTAIN FACTORS RELATED TO THIS OFFERING.


                                 --------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 --------------


No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.


                                 --------------



                The date of this Prospectus is December 6, 1996.

                                   THE COMPANY

     The Company was formed to design, develop and market high performance general purpose parallel computer systems. Tera's Multithreaded Architecture System ("MTA system") is designed to address a wide range of scientific and engineering applications, such as simulation and visualization of complex mechanical and biochemical systems, as well as emerging commercial applications, such as database mining, information-on-demand and computer-aided design and visualization. The Company believes that its MTA system architecture represents a significant breakthrough in high performance computing that will enable the Company to offer systems with several times the price/performance of currently available commercial high performance computer systems. The Company believes that the MTA system overcomes the limitations of currently available commercial architectures by delivering a general purpose parallel, easy-to-program, scalable, very high performance computer system. The MTA system is designed to combine the very high computational price/performance levels of massively parallel processing with the ease of use of conventional shared memory programming. Typical MTA system configurations are expected to sell for between $5 million and $40 million.


     On November 11, 1996, the Company announced that a prototype MTA system was undergoing tests and had run its first programs. The Company also announced that the University of California at San Diego had ordered the first MTA system production model for installation and evaluation at the San Diego Supercomputer Center, with initial deliveries scheduled for the first half of 1997. See "RECENT EVENTS - Prototype Development" and "- Initial Order," and "RISK FACTORS
- Development Status of the MTA System" and "- Manufacturing Risks; Reliance On and Capacity Of Third Party Sole Source Suppliers."


     The Company was incorporated in Washington in December 1987. The Company's principal executive offices are located at 2815 Eastlake Avenue East, Seattle, Washington 98102-3027, and its telephone number is (206) 325-0800.


     "Tera" and "MTA" are trademarks of the Company. This Prospectus also contains and incorporates trademarks of other companies.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference:

              (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995;

              (b) The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

              (c) The Company's Current Reports on Form 8-K, dated July 1, 1996 and July 15, 1996; and

              (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in the Company's Registration Statement on Form 8-A (Registration No. 0-26820), including the amendment thereto on Form 8-A/A filed by the Company.



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
     All reports and other documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

     The Company's Common Stock and outstanding Warrants are registered with the Commission under Section 12(g) of the Exchange Act and, in accordance therewith, the Company files reports, proxy statements, and other information with the Commission. Such filings can be inspected and copied at the Commission's public reference rooms at the above-referenced addresses, at prescribed rates, or from the Commission's Website at "http://www.sec.gov."

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the incorporated documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Tera Computer Company, 2815 Eastlake Avenue East, Seattle, WA 98102-3027, Attention: President (telephone number (206) 325-0800). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the incorporated documents.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, each prospective investor should carefully consider the following factors in evaluating the Company and its business before purchasing the securities offered hereby. No investor should participate in the Offering unless such investor can afford a complete loss of his or her investment. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth in the following risk factors and elsewhere in this Prospectus.

DEVELOPMENT STAGE ENTERPRISE; HISTORY OF LOSSES. The Company is a development stage enterprise that had an accumulated loss of approximately $24.8 million as of September 30, 1996. The Company has experienced net losses in each year of operations and expects to incur substantial further losses while it tests and evaluates its MTA system prototype and commences production, and possibly thereafter. The Company has had no revenue or earnings and does not expect to recognize revenue from the sale of its initial MTA system sooner than the first half of 1997, if ever. Whether the Company will achieve revenue or earnings will depend upon a number of factors, including its ability to design, develop, manufacture and market the MTA system and to achieve broad market acceptance thereof. In addition, profitability will be dependent on, among other things, the level of revenue in any given period, the terms and conditions of sale or lease for an MTA system, the system model or models sold, and the Company's expense levels and manufacturing costs. There can be no assurance that the Company will be successful in completing the development of, and delivering and receiving payments for, production MTA systems, or that it will be able to generate sales or achieve a profitable level of operations in the future.

DEVELOPMENT STATUS OF THE MTA SYSTEM. The development of a new very high performance computer system is a lengthy and technically challenging process and requires a significant investment of capital and other resources. Several companies in this market have recently experienced extreme financial difficulty, including Thinking Machines Corporation, Cray Computer Corporation, Kendall Square Research Corporation and Supercomputer Systems, Inc. Since its inception through September 30, 1996, the Company has expended approximately $36.8 million to design and develop the MTA system. The hardware development effort has included design of integrated circuits, packaging and cooling systems and at-speed testing equipment. The software development effort has included design of compilers, an operating system and input-output software technology. Until November 1996, when the Company announced that its initial prototype was undergoing testing and had run its first programs, the MTA system has been subject only to computer simulation, and the prototype system has undergone only initial testing and evaluation. Even if the initial testing and evaluation of the prototype system is successful, the Company has not attempted to integrate multiple modules into a commercially configured system and has begun only recently to commence work on a production model. See "RECENT EVENTS - Prototype Development."

     Assuming that the MTA system prototype can be successfully developed, modifications to the hardware components, software and the integrated system still may be required. Development of system software is a difficult process, and there can be no assurance that the Company will be able to meet all of the technical challenges required to integrate and complete an MTA system that satisfies both internal and commercially acceptable performance specifications. Significant delays in completing the various hardware components or software, or in integrating the full system, would materially and adversely affect the Company's business and results of operations. Even if the Company is successful in developing its prototype, there can be no assurance that the Company's products will be commercially successful.

MANUFACTURING RISKS; RELIANCE ON AND CAPACITY OF THIRD PARTY SOLE SOURCE SUPPLIERS. The Company intends to subcontract the manufacture of substantially all of its hardware components, including integrated circuits, printed circuit boards, flex circuits and power supplies, on a sole source basis to third party suppliers, and there can be no assurance that such suppliers will be able to manufacture the components to the Company's design specifications. Manufacturing difficulties and limited yields, particularly of gallium arsenide ("GaAs") integrated circuits and advanced printed circuit boards and flex circuits, could materially and adversely affect the Company's ability to complete and deliver production models of the MTA system. The manufacture of integrated circuits, and in particular the manufacture of GaAs integrated circuits, is a difficult and complex process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on wafers or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be non-functional. The Company's suppliers may experience problems in achieving acceptable manufacturing yields for these or other reasons, resulting in substantial delays in the delivery of necessary hardware components to the Company and unacceptably high prices for those components, with a resulting loss of profitability or loss of competitiveness for the Company's products. The Company has experienced such yield problems already, and these failures forced the Company to redesign certain components for manufacture by alternative suppliers which caused delays in the fabrication of the Company's prototype and increased demands upon the Company's financial resources. There can be no assurance that the Company's efforts to obtain components in a timely manner that meet its design specifications will be successful. See "RECENT EVENTS - Prototype Development" and "- Use of Cash Resources."

     Moreover, the production capacity of the Company's integrated circuit suppliers is very limited and the availability of integrated circuits and other components will be a limiting factor on the number and size of the MTA systems that may be sold in 1997, assuming the receipt of purchase orders. Absent improved yields, increased production capacity or a reallocation of such suppliers' output to meet Tera's needs, the Company may be unable to obtain a sufficient quantity of integrated circuits or other components to meet future production and delivery schedules. In addition, some of the Company's key suppliers are small companies with limited financial and other resources, and may be more likely to experience financial difficulties than larger, well established companies. Any or all of the Company's suppliers may make strategic changes in their product lines, which may result in the delay or suspension of manufacture of the Company's components or systems. In the event of a reduction or interruption of supply of the Company's components, it could take the Company a considerable period of time to identify and qualify alternative suppliers to redesign its products as necessary and recommence manufacture. The Company's inability to obtain sufficient sole or limited source components as required, or to develop alternative sources if and as required in the future, could result in the Company finding itself without a source of supply for its components; this could materially impair the Company's ability to deliver its products, which would materially and adversely affect the Company's business and results of operations.

     The Company's current contract with Unisys provides for integrated circuit test and packaging services through June 1997. Although the agreement could be extended, Unisys has informed the Company that it intends to exit the semiconductor packaging business. After the Unisys contract expires, the Company either will contract with another vendor for such packaging services or perform such work internally. The inability of the Company to subcontract for these services after its agreement with Unisys expires, or the Company's inability to perform such services internally, would materially and adversely affect the Company's business and results of operations. See "RECENT EVENTS - Unisys Contract."

FUTURE CAPITAL NEEDS. During the fourth quarter of 1996 and in 1997, the Company's working capital needs will depend primarily upon its staff operating costs, the cost of components purchased to complete the testing of its initial MTA system prototype and manufacturing startup costs, and inventory and receivable financing associated with production MTA systems. The Company has experienced delays in the development of particular components of the MTA system that have increased the need for working capital, and the Company could experience significant additional delays in the manufacturing process that could further substantially increase the Company's need for working capital. Staff operating costs will be required to fund ongoing research, development and engineering efforts, development of a customer service organization and increases in its sales and marketing efforts. Additionally, the Company's administrative functions will increase in order to support its engineering and sales efforts.

     The Company's current cash resources are insufficient to meet these requirements beyond the fourth quarter of 1996. To meet its needs in 1997, the Company expects to receive revenues from sales of MTA systems, from the possible exercise of its presently outstanding warrants, which are redeemable by the Company in certain situations, and from the sale of additional equity or debt or other financing transactions, which may be dilutive to present shareholders. Management believes that the Company will be able to secure the requisite funding, but there can be no assurance that any additional financing will be available when needed or, if available, will be on satisfactory terms. If sufficient funding is not available by January 1997, the Company will have to curtail sharply its present operations. See "RECENT EVENTS - Use of Cash Resources."

MARKETING RISKS; GOVERNMENT FUNDING AND REGULATION. The Company's first sales targets will be U.S. and foreign government agencies and research laboratories, which constitute more than one-half of the market for very high performance computer systems. The United States government historically has facilitated the development of, and has constituted a market for, new and enhanced very high performance computer systems. A change of policy by the United States government or foreign governments that results in a reduction of, or delays in, funding of certain high technology programs employing high performance computing could have a major impact on the market for very high performance computer systems, and would materially and adversely affect the Company's business, results of operations and need for capital. See "RECENT EVENTS - Government Funding."

     Most of the Company's potential customers already own or lease very high performance computer systems. Some of the Company's competitors may offer trade-in allowances or discounts to potential customers, and the Company may not be able to match such sales incentives. The Company may be required to provide discounts in order to make sales or be required to finance the leasing of its products, which would result in a deferral of the Company's receipt of cash for such systems. These developments could materially and adversely affect the Company's business and results of operations.

     The United States government regulates the export of high performance computing systems such as the anticipated MTA system. There can be no assurance that the U.S. government will grant any necessary export licenses for the sale of MTA systems to foreign buyers. The Company's prospects for growth will depend in part on its ability to obtain export licenses for foreign sales, the delay or denial of which could materially and adversely affect the Company's business and results of operations.

     In order to expand its market beyond the very high performance scientific market, and particularly beyond government agencies and research laboratories, to engineering and other commercial markets, the Company must be able to attract independent software vendors to port their software application programs so that they will run on the MTA system. There can be no assurance that the Company will be able to induce independent software vendors to port their applications, and the failure to do so could materially and adversely affect the Company's business and results of operations.

MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL. If the Company is successful in developing and marketing the MTA system, the Company believes it could undergo a period of rapid growth which could place a significant strain on its management, financial and other resources. The Company's ability to manage its growth will require it to continue to improve its operational and financial systems and to motivate and effectively manage its employees. If the Company grows, it will have to implement new financial, budgeting, management information and internal control systems. The success of the Company will depend on the ability of management to implement effectively these changes and to manage the Company's operations over the long term. Several senior management personnel have not yet been identified, including a chief financial officer. The Company's success also will depend in large part upon its ability to attract and retain highly skilled technical personnel to provide technological depth and support, to complete and enhance its first products and to develop new products. In addition, marketing and sales personnel will be needed. Competition for highly skilled management, technical, marketing and sales personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining key management, technical, marketing and sales personnel, and its failure to do so would materially and adversely affect the Company's business and results of operations.

     The Company is dependent on Burton J. Smith, the Company's Chairman of the Board and Chief Scientist, and James E. Rottsolk, the Company's Chief Executive Officer, and the loss of services of either could have a material impact on the ability of the Company to achieve its business objectives. The Company has key man life insurance policies on the lives of Messrs. Smith and Rottsolk in the amount of $2 million and $1 million, respectively. The Company has no employment contracts with either Mr. Smith or Mr. Rottsolk or with any other employee.

QUARTERLY PERFORMANCE MAY VARY SIGNIFICANTLY. In the event that the Company is able to attain broad market acceptance of the MTA system, one or a few system sales may account for a substantial percentage of the Company's quarterly and annual revenue because of the anticipated high average sales price of the MTA system models and the timing of purchase orders and product acceptances.

Because a number of the Company's prospective customers receive funding from the U.S. or foreign governments, the timing of orders from such customers may be subject to the appropriation and funding schedules of the relevant government agencies. The timing of orders and shipments also could be affected by other events outside the control of the Company, such as changes in levels of customer capital spending, the introduction or announcement of competitive products, the availability of components, currency fluctuations and international conflicts or economic crises. Because of these factors, revenue, expenses, net income or loss and cash flow are likely to fluctuate significantly from quarter to quarter.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS. The market for the Company's products is characterized by rapidly changing technology, accelerated product obsolescence and rapidly changing industry standards. The Company's success will depend upon its ability to complete development of the MTA system and to introduce new products and features in a timely manner to meet evolving customer requirements. There can be no assurance that the Company will be successful in these efforts. The Company's business and results of operations will be materially and adversely affected if the Company incurs delays in developing its products or if such products do not gain broad market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete.

COMPETITION. The Company's competitors can be divided into two general categories: established companies that are well-known in the high performance computer market and new entrants capitalizing on developments in parallel processing and increased computer performance through networking.

     The high performance computer market is highly competitive and has been dominated by Cray Research. Other participants in the market include IBM Corporation ("IBM"), Intel Corporation ("Intel"), and foreign companies such as Fujitsu, Ltd., Hitachi, Ltd., and NEC Corporation. Each of these competitors has broader product lines and substantially greater research, engineering, manufacturing, marketing and financial resources than the Company.

     A number of companies, including IBM, Intel, Silicon Graphics, Inc., Fujitsu Ltd. and Convex Computer Corporation, have developed or plan to develop massively parallel systems for the high performance computer market. Although to date this kind of system architecture has been limited in applicability and difficult to program, a breakthrough in architecture or software technology could change this situation. There can be no assurance that such a breakthrough will not occur, and such an advance would materially and adversely affect the Company's business and results of operations.

     There can be no assurance that the performance of the MTA system will be competitive with the computer systems offered by the Company's competitors or that the Company will be able to compete successfully over time against new entrants or innovative competitors at the lower end of the market. Furthermore, periodic announcements by the Company's competitors of new high performance computer systems and price adjustments may materially and adversely affect the Company's business and results of operations. The market has experienced a recent consolidation as Convex Computer Corporation was absorbed by Hewlett-Packard in 1995, Cray Research was acquired by Silicon Graphics, Inc. in 1996, and Intel has stated that it would no longer directly market high performance computer systems.

PROPRIETARY RIGHTS. The Company relies on a combination of copyright and trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce its proprietary rights. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies.

     Although the Company is not a party to any present litigation regarding proprietary rights, there can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.


SHARES ELIGIBLE FOR FUTURE SALE. Sale of substantial amounts of the Company's Common Stock or Warrants in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock and Warrants. As of November 26, 1996, the Company had outstanding 3,948,094 shares of Common Stock, which will increase to 6,308,094 shares with the conversion of the Series A Preferred Stock. In addition, the Company has outstanding Warrants to purchase an additional 3,046,873 shares of Common Stock. In addition, as of such date, the Company had granted options under its option plans to purchase an aggregate of 1,825,620 shares of Common Stock and had granted H.J. Meyers & Co., Inc., an investment banking firm, the right to purchase 170,000 shares of Common Stock and 85,000 Warrants exercisable for 102,850 shares of Common Stock (the "Representative's Warrant") and the right to purchase 236,000 shares of Series A Convertible Preferred Stock, convertible into 236,000 shares of Common Stock, and 118,000 Warrants exercisable for 142,780 shares of Common Stock (the "Sales Agent's Warrant"). Substantially all of the stock options to purchase Common Stock and 1,996,823 shares of the outstanding Common Stock are subject to lockup agreements under which the holders of such shares and options have agreed that, until March 1997, they will not sell, assign, hypothecate or pledge any of such shares of Common Stock of the Company owned by them, directly or indirectly, except with the prior written consent of H.J. Meyers & Co., Inc. Each employee of the Company is permitted, however, to sell up to 2,000 shares of Common Stock free of such lockup restrictions. H.J. Meyers & Co., Inc., in its discretion, could shorten or waive entirely the lockup period either for individual shareholders or all shareholders. All of the shares purchased under the stock option plans are available for sale in the public market, subject in some cases to volume and other limitations, including the lockup agreements referred to above.


     Sales in the public market of substantial amounts of Common Stock (including sales in connection with an exercise of certain registration rights by one or more holders of approximately 1,705,000 shares of Common Stock) or the perception that such sales could occur could depress prevailing market prices for the Common Stock and Warrants. The existence of the Warrants, the Representative's Warrant, the Sales Agent's Warrant and any other options or warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

POSSIBLE VOLATILITY OF STOCK PRICE. The trading price of the Company's Common Stock and Warrants could be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' estimates, announcements of technological innovations by the Company or its competitors, general conditions in the very high performance computer industry and other factors. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small capitalization, high technology companies in particular, and are often unrelated to their operating performance.

REDEMPTION OF WARRANTS. The Warrants are subject to redemption at $0.05 per Warrant on 30 days' prior written notice to the Warrantholders (i) if the closing bid price of the Common Stock as reported on Nasdaq averages in excess of 150% of the then current purchase price for one share of Common Stock underlying the Warrants over a period of 20 consecutive trading days ending within 15 days of the notice of redemption, or (ii) with the prior written consent of H.J. Meyers & Co., Inc. In the event the Company elects to redeem the Warrants, such Warrants would be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such date, it will cease to be exercisable and the holder will be entitled only to the redemption price. If the Company chooses to exercise such right to redeem at a time which requires the consent of H.J. Meyers & Co., Inc., H.J. Meyers & Co., Inc. may use its sole discretion in determining whether to grant or withhold such consent. H.J. Meyers & Co., Inc. is under no obligation to grant or withhold such consent under any circumstances, regardless of the potential effect of such decision on the Company, its shareholders or the Warrantholders. There can be no assurance that if the Company chooses to exercise its right to redeem the Warrants at a time that is not advantageous to the holders of the Warrants, H.J. Meyers & Co., Inc. will withhold its consent to such redemption, or that if the Company chooses to exercise its right to redeem the Warrants at a time that is advantageous to the Company and the shareholders, H.J. Meyers & Co., Inc. will grant such consent.

POSSIBLE ILLIQUIDITY OF TRADING MARKET; REDUCTION IN PUBLIC FLOAT. The Common Stock and the Warrants are quoted on the Nasdaq SmallCap Market (the "Market"). The Market may be significantly less liquid than the Nasdaq National Market. The number of shares of Common Stock and Warrants available for resale in the trading market is limited because of trading restrictions on shares of Common Stock and Warrants owned by affiliates and the lockup agreements. Moreover, if the Company should continue to experience losses from operations, it may be unable to maintain the standards for continued quotation on the Market, and the Common Stock and the Warrants could be subject to removal therefrom. If such removal were to occur, trading, if any, in the Common Stock and the Warrants henceforth would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements for the Market, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the Company's securities. In addition, such removal would subject the Company's securities to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, removal from the Market could affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's securities and the ability of purchasers of the Company's securities to sell their securities in the secondary market. In addition, if the market price of the Company's Common Stock falls to below $5.00 per share, the Company may become subject to certain penny stock rules even if still quoted on the Market. While such penny stock rules should not affect the quotation of the Company's Common Stock on the Market, such rules may further limit the market liquidity of the Common Stock and Warrants and the ability of investors to sell securities in the secondary market.

NO ANTICIPATED DIVIDENDS. The Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining any earnings to finance the development and expansion of its business.

EFFECT OF ANTITAKEOVER PROVISIONS. Certain provisions of the Company's Restated Articles of Incorporation and Restated Bylaws and the laws of the State of Washington could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company is authorized to issue Preferred Stock, without shareholder approval, with rights senior to those of the Common Stock and to impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS. As permitted by the Washington Business Corporation Act, the Company has included in its Restated Articles of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its directors under certain circumstances, including those in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

                                  RECENT EVENTS

     The following summarizes significant events with respect to the Company in 1996.


     1. PROTOTYPE DEVELOPMENT. In November 1996, the Company announced that its prototype MTA system, consisting of one computational processor, one I/O processor and a gigabyte of memory, was undergoing testing and had run its first programs. The Company has encountered significant delays in the completion of this prototype, largely due to the difficulties and in some cases failures by third party suppliers to provide working hardware components. In particular, the Company suffered significant yield problems and delays with its suppliers of gallium arsenide integrated circuits, integrated circuit packages, printed circuit boards and flex circuits. These difficulties caused the Company to redesign certain components, including alternative integrated circuits for its prototype and its production systems, leading to a further redesign of all components of the MTA systems network, to cancel certain contracts with suppliers of manufacturing components based upon the original designs and to find alternative suppliers for certain components. A significant part of 1996, particularly the first eight months, was spent resolving these problems. In addition to creating delays in the fabrication of the prototype, these problems caused increased demands upon the Company's financial resources. See "Use of Cash Resources" below, and "RISK FACTORS - Development Status of the MTA System" and "- Manufacturing Risks; Reliance On and Capacity Of Third Party Sole Source Suppliers."


     2. INITIAL ORDER. In November 1996 the Company announced that the University of California at San Diego had ordered the first MTA system production model for installation and evaluation at the San Diego Supercomputer Center ("SDSC"), utilizing a grant from the National Science Foundation. The agreement calls for the phased-in delivery of a MTA system of up to eight resource modules, for a total consideration to the Company of $4 million. Initial deliveries under this Agreement are scheduled for the first half of 1997. See "RISK FACTORS - Marketing Risks; Government Funding and Regulation."

     3. USE OF CASH RESOURCES. Since its incorporation through September 30, 1996, the Company's principal sources of liquidity have been proceeds from the sale of equity of approximately $26 million and the Advanced Research Projects Agency ("ARPA") research funding of approximately $18.5 million. The Company has received all $15.5 million allowed under its research contract with ARPA for the initial system development and currently is billing ARPA under a research contract awarded in September 1995. Billings under this contract are expected to be approximately $200,000 in 1996. At September 30, 1996, the Company had $2 million in cash and no bank line of credit. The Company's current cash resources are insufficient to meet its working capital requirements beyond the fourth quarter of 1996, and although management believes it will be able to secure requisite funding, there can be no assurance that any additional financing will be available when needed or, if available, will be on satisfactory terms. See "RISK FACTORS - Future Capital Needs."

     4. UNISYS CONTRACT. In December 1995, the Company entered into an agreement with Unisys Corporation pursuant to which Unisys Advanced Development and Manufacturing Services Division, located in San Diego, would manufacture and deliver the Company's MTA systems through 1997 on a turnkey basis. The arrangement provided to the Company the ability to produce MTA systems without substantial capital investment and provided it with Unisys' expertise and expansion capabilities. In mid-1996 Unisys informed the Company that it had, as a corporate strategic matter, decided to terminate its manufacturing capabilities. After extended discussions, the Company and Unisys entered into a substitute agreement pursuant to which Unisys will provide integrated test and packaging services until June 1997. While the new agreement relieved the Company from paying significant fees to Unisys for turnkey services, the Company will be required to finance its own inventory purchases for production of MTA systems. See "RISK FACTORS Manufacturing Risks; Reliance on and Capacity of Third Party, Sole Source Suppliers" and "- Future Capital Needs."


     5. GOVERNMENT FUNDING. Since its founding the Company has received research funding from ARPA of approximately $18.5 million, including all $15.5 million under a 1995 research contract for initial system development of the MTA system. Under a separate evaluation contract entered into in January 1995, ARPA had options to purchase up to $20 million of MTA systems for early evaluation. In the spring of 1996, ARPA informed the Company that it would not exercise these options. The SDSC previously had submitted a proposal to ARPA to purchase the first production MTA system under the evaluation contract; the Company and SDSC have obtained alternative evaluation funding from the National Science Foundation, as described under "Initial Order" above, and are continuing to seek additional governmental funding for the purchase of additional resource modules. In September 1995 the Company entered into a new research contract with ARPA for the development of certain components of the next generation MTA system. Under this agreement, ARPA will provide up to $1.75 million to fund the study of reducing the cost of bandwith by utilizing advanced network and new compiler technology. The agreement has an initial term of three years, during which time the Company will perform specified research and development activities in accordance with the work program set forth in the agreement and provide periodic progress reports to ARPA. The Company anticipates billings of approximately $200,000 in 1996 under this contract. See "RISK FACTORS - Marketing Risks; Government Funding and Regulation."


     6. MARKET FOR COMMON EQUITY. The Company's Common Stock and Warrants are traded on the Nasdaq SmallCap Market under the symbols TERA and TERAW, respectively. On November 26, 1996, there were 245 holders of record of the Common Stock and 211 holders of record of the Warrants. The Company has not paid cash dividends on its Common Stock or Warrants.

     The quarterly high and low sales prices since September 26, 1995, when the Company's Common Stock and Warrants began trading publicly, are as follows:


Quarter ended                                 Common Stock                                 Warrants
----------------------------        --------------------------------         -----------------------------------
                                         High                Low                 High                     Low
                                    -------------        -----------         -------------            ----------
September 30, 1995                      6 1/2               5 1/4               1 1/2                      3/4
December 31, 1995                       5 7/8               3 7/8               1 5/8                    1 1/8
March 31, 1996                          5 31/32             3 3/4               1 11/16                    5/8
June 30, 1996                           7 1/8               4 1/8               3 3/8                    1 1/4
September 30, 1996                      5 7/8               3 5/8               2 1/4                    1 1/8

On November 27, 1996, the closing sale price for the Common Stock was $6-1/8 and for the Warrants was $1-3/4.

     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (i) as of September 30, 1996 and (ii) on a pro forma basis to reflect the conversion of the Preferred Stock into Common Stock upon this Registration Statement being declared effective by the Securities and Exchange Commission.


                                                                  SEPTEMBER 30, 1996 (1)
                                                                 -------------------------
                                                                  ACTUAL         PRO FORMA
                                                                 --------        ---------

                                                                       (IN THOUSANDS)

Long-term portion of capital leases ........................     $    269         $    269

Shareholders' equity:
     Convertible Preferred stock:
         5,000,000 shares authorized; 2,360,000 shares
         issued and outstanding; none pro forma shares .....        6,887               --

     Common Stock, $.01 par value:
         25,000,000 shares authorized; 3,936,843 shares
         issued and outstanding, actual, 6,296,843 shares
         pro forma (2) .....................................       19,105           25,992

     Accumulated deficit ...................................      (24,830)         (24,830)
                                                                 --------         --------
         Total shareholders' equity ........................        1,162            1,162
                                                                 --------         --------
              Total capitalization .........................     $  1,431         $  1,431
                                                                 ========         ========

----------------------

(1) Does not include (i) 1,825,620 shares issuable upon exercise of outstanding stock options, (ii) 3,046,873 shares of Common Stock issuable upon exercise of outstanding Warrants, including the Warrants covered hereby, (iii) 170,000 shares of Common Stock or the Warrants to purchase an additional 102,850 shares of Common Stock issuable upon exercise of the Representative's Warrant, or (iv) 236,000 shares of Series A Convertible Preferred Stock (and the same number of shares of Common Stock issuable upon conversion thereof) and Warrants to purchase an additional 142,780 shares of Common Stock issuable upon exercise of the Sales Agent's Warrant.

(2) If all of the Company's outstanding registered Warrants were exercised, the Company would issue 3,046,873 shares of Common Stock and receive, after offering expenses estimated at $50,000, approximately $18,054,973. These numbers do not reflect additional proceeds, estimated at $3,485,970, the Company would receive if the Representative's Warrant and the Sale Agent's Warrant (including the underlying Warrants) were exercised in full.

                              SELLING SHAREHOLDERS

      In connection with the Company's initial public offering, the Company registered for resale a total of 458,398 previously issued Warrants and the Common Stock issuable upon exercise of those Warrants from time to time by the holders thereof.

      As part of the 1996 Private Placement, the Company undertook to register the resale of the shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and the Warrants, and the resale of the Warrants, including the Series A Convertible Preferred Stock and Warrants issuable upon exercise of the Sales Agent's Warrant. Pursuant to its terms, the Series A Convertible Preferred Stock is automatically converted into shares of Common Stock on a one-for-one basis upon the effectiveness of the Registration Statement of which this Prospectus is part.

      These shares of Common Stock and Warrants may be sold at any time or from time to time if a current prospectus relating to such Common Stock and Warrants is in effect and the securities have qualified for sale. The Company will not receive any proceeds from the market sales of the shares of Common Stock or Warrants, although it will receive proceeds from the exercise of such Warrants. Sales of these shares of Common Stock and Warrants, or even the potential of such sales, could have an adverse effect on the market prices for the Common Stock and the Warrants. See "RISK FACTORS - Shares Eligible for Future Sales."

      Except as indicated below, no Selling Shareholder is a director or executive officer of the Company or has a material relationship with the Company. The Selling Shareholders and the number of shares of Common Stock and Warrants held by, excluding any shares of Common Stock or Warrants which they may have purchased in the Company's initial public offering or in the market, each are listed below.




Selling Shareholder                                Common Stock       Warrants(1)
-------------------                                ------------       -----------
American High Growth Equities
Retirement Trust                                      147,058            73,529
Bobby V. Abraham                                       15,000            13,413
Robert M. Arnold                                           --             2,523
James Bachesta                                             --               105
John T. Backus                                             --             1,892
AUER & Co.                                             99,558            49,779
Gerald V. Beemiller                                     7,352             3,676
BFG Investment Co.                                    400,000           200,000
Douglas P. Beighle                                         --             3,703
George L. Black, Jr. Trust                              7,352             3,676
Preston Briggs                                             --               666
Alec W. and Cornelia A. Brindle                            --             1,182

Alan Bunin, M.D.                                           --             1,773
Cadence Design Systems Computer
Company                                                    --            49,671
C.B. Equities Retirement Trust                         60,000            30,000
William Chan and Evelyn Chan                           14,704             7,352
John Chenault                                          14,704             7,352
Maytawee Coleman                                           --                74
Robert M. Colkitt & Mary Jean
Colkitt                                                82,350            41,175
Comiteau Family Partnership                            30,588            15,294
Vincent F. Coviello, Jr.                                   --             9,697
Barry J. Cutler                                            --             1,655
David N. Cutler(3)                                         --             1,261
S. Joshua Davidson                                         --             1,182
Max R. Dechantsreiter                                      --             1,333
Richard W. Denman                                          --             7,407
Leon de Turenne                                            --             2,412
Diamond Import Group, Inc.                             14,704             7,352
Daniel J. Evans(3)                                     11,764             5,882
Philip Evans                                            3,822             1,911
Leon Feldan                                             7,352             3,676
Feuers Family Trust                                        --               591
George Fink                                             7,352             3,676
First Portland Corporation                                 --             1,064
First Washington Profit Sharing Plan                   15,000             7,500
William T. Frantz(4)                                  294,116           265,532
Earl Freeman                                           58,822            29,411
Dale D. and Randi Freidig                                  --             1,182
Phillip F. Frink, Jr.                                  10,000             8,703

David A. Gavrich                                        7,352             3,676
Globe Corporation                                          --             2,365
Charles A. Graven                                       7,352             3,676
Terrence Gray                                           1,000                --
Girdhari S. and Chanda Gupta                               --               615
Omkarnath R. Gupta                                     15,378            14,356
Omkarnath R. Gupta - IRA                               43,726            21,863
Richard Hammons                                        23,694            11,847
Robert Rettig Henry                                        --               119
Minda Hevly                                                --                83
Ann M. Holmberg, D.D.S., Profit
Sharing Plan                                               --             1,261
John B. Jacobs                                             --             1,419
Simon Kahan                                                --             1,212
Laurence Kaplan                                            --               255
Douglas S. Kelbaugh and
Kathleen K. Nolan                                          --               633
John F. and Valerie T. Kieser                              --               591
Gary Kline                                                 --               222
Maxine L. Koblenz                                       3,000             1,925
Andy Kopser                                                --               895
Robert Kutnick                                         14,704             7,352
Dean C. Laurance                                           --             6,195
Joan Lawry                                                 --               703
Charles M. Levin and Yvonne                            14,704             7,352
Michelle Levin
Mike Levkovitz                                          7,352             3,676
Gainer Robert Lewis                                        --             7,447
Lyndhurst Properties Ltd. Profit                           --             1,182
Sharing Plan
Philip Markiewicz                                       7,352             3,676

Kenneth Mastrilli                                      14,704             7,352
Alan O. and Carrol W. Maxwell(4)                       89,874            52,425
Alan O. Maxwell Keogh Plan &
Trust(4)                                               69,998            34,999
Carrol W. Maxwell(4)                                    7,260             3,630
John McAuliffe                                         16,176             8,088
John A. McMillan                                           --             2,365
McMurtry Family Trust                                  88,234            44,117
Meinl Bank                                             41,176            20,588
Merit Partners                                          7,352             3,676
H.J. Meyers & Co., Inc.(5)                            236,000           118,000
John R. Miller                                             --             1,261
Steve S. Miller and Pamela S.
Cowan                                                      --             1,182
James E. Navarre & Sarah Navarre                        7,352             3,676
Dorothy L. Nelson                                       8,000             4,000
Phuoc Nguyen                                               --                65
Mark L. Niehaus                                            --               333
Harry J. O'Donnell, Jr.                                    --             3,406
Brian Ofria & Laura Ofria Family
Trust                                                  14,704             7,352
Miles Ohlrich                                              --               759
Wayne Ohlrich                                              --               549
David Olsen                                                --                88
Paribas Bank                                           35,294            17,647
Quentin K. And Virginia W.
Peterson                                               14,000             7,000
Bruce Pirie                                                --             6,000
Jeffrey T. Pohlman and Linda J.                        14,704             7,352
Pohlman
Pruzan Brothers Partnership                                --             1,182

Charles Puglisi                                         7,352             3,676
Mark and Jo Dee Ran                                       862                --
James R. Ratliff                                       14,704             7,352
Renshaw Investments, L.P.                                  --             2,365
John H. Resing Retirement Plan                         14,706             7,353
Sue Rippe                                               2,000                --
Richard L. Rome                                            --            10,416
John C. Rosling                                            --               662
Robert H. Rosner IRA                                    7,352             3,676
Steven Rosner Money Purchase Plan                      14,704             7,352
James E. Rottsolk(2)(4)                                    --             8,577
Alan J. Rubin                                          29,410            14,705
Richard M. Russell                                     14,704             7,352
Salem Church Partners                                      --             2,838
Harry A. Salzman & Deborah R.                          14,704             7,352
Salzman
Hasmukh D. and Harsha H. Shah                              --               630
Burton J. Smith(2)(4)                                      --             8,577
Michael J. Smith                                        7,352             3,676
Steven F. Sommers                                      14,704             7,352
Peter Spitalieri                                           --            18,518
Stoel Rives LLP                                            --             2,669
Susan B. Stoller                                           --               591
The Donald & Lucy Stoner Trust                         14,704            21,543
C. Jairus Stratton, III                                    --             1,182
Snehal Sutaria and Dipti Sutaria                       14,704             7,352
Swiss Bank Corporation                                 88,234            44,117
Ronald C. Thomas & Nancy L.
Thomas Family Trust                                     7,352             3,676
Wendy Thrash                                               --               492
Darwin Ting                                            29,410            14,705

Frederick W. Titcomb                                       --             2,838
John W. Titcomb, Jr.(3)(4)                                 --            27,525
Tolchin Family Trust                                   14,704             7,352
Catherine Tompkins as custodian
  for Laurie L. Tompkins                                1,000                --
Catherine Tompkins as custodian
  for Levi L. Tompkins                                  1,000                --
Cameron L. Truesdell                                       --             1,773
Jane and Larry Tucker                                  29,410            14,705
Glen and Nancy Utgaard                                     --             1,537
Ross Vincent                                               --               114
Dennis Vollrath                                            --               333
WB Technology Partners                                     --            10,786
WBW Trust Number One(4)                                60,000            71,148
John H. Waechter                                       13,560             6,780
Steve Weinberg                                          7,352             3,676
Dr. Lawrence S. Wiseman IRA                            29,410            14,705
Donald G. Witmer                                        7,352             3,676
Arnold Wong                                             7,352             3,676
Kerri L. and Gary F. Wood                                  --                44
Menno van Wyk                                           7,020             4,621
Hal Wyman                                                  --             4,730
Lina Suet Ming Yam                                     14,704             7,352
                                                    ---------         ---------
TOTALS                                              2,596,000         1,736,077
                                                    =========         =========


-----------------------

(1) Each Warrant presently is exercisable into 1.21 shares of Common Stock at an exercise price of $7.19 (a per share purchase price of $5.94) through March 24, 1998, and 1.25 shares of Common Stock at an exercise price of $8.43 (a per share purchase price of $6.74) thereafter through September 24, 2000.

(2)   An officer and director of the Company.

(3)   A director of the Company.

(4) A "beneficial owner" of more than 5% of the Company's Common Stock within the meaning of Item 403 of Regulation S-B.

(5) These shares of Common Stock and Warrants are issuable upon exercise of the Sales Agent's Warrant, which may be exercised at $6.80 per unit, each unit consists of two shares of Series A Convertible Preferred Stock (convertible into shares of Common Stock on a one-for-one basis) and one Warrant.

                              PLAN OF DISTRIBUTION

      The shares of Common Stock and Warrants may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on stock exchanges (including the Nasdaq SmallCap Market) or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. These securities may be sold by one or more of the following methods: (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal, in a market maker capacity or otherwise, and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

      If any of the following events occurs, this Prospectus will be amended to include additional disclosure before offers and sales of these shares of Common Stock or Warrants are made: (a) to the extent such securities are sold at a fixed price or by option at a price other than the prevailing market price, such price would be set forth in the Prospectus; (b) if the securities are sold in block transactions and the purchaser wishes to resell, such arrangements would be described in the Prospectus; and (c) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the Prospectus. The Prospectus also would disclose if there are other changes to the stated plan of distribution, including arrangements that either individually or as group that would constitute an orchestrated distribution of the securities.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of these shares of Common Stock or Warrants may not simultaneously engage in market making activities with respect to any securities of the Company for a period of at least two (and possibly nine) business days prior to the commencement of such distribution. Accordingly, in the event that any broker-dealer, including H.J. Meyers & Co., Inc., is engaged in a distribution of these shares of Common Stock or Warrants, it will not be able to make a market in the Company's securities during the applicable restrictive period. However, no broker-dealer which is a market maker has agreed to and none are obligated to act as broker-dealer in the sale of these shares of Common Stock or Warrants and the Selling Securityholders will likely be required, to sell such securities through a broker-dealer which is not a market maker. In addition, each Selling Securityholder desiring to sell these shares of Common Stock or Warrants will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of the purchases and sales of shares of the Company's securities by such Selling Securityholders.

      The Selling Shareholders, such brokers or dealers, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                                     EXPERTS

      The financial statements of the Company as of December 31, 1994 and 1995 and for each of the two years in the period ended December 31, 1995, incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports with respect thereto. Such financial statements have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.


                   LIMITATION OF LIABILITY AND INDEMNIFICATION

      The Company's Restated Articles of Incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, the Company's directors will not be liable for monetary damages to the Company or its shareholders. The Company's Restated Bylaws provide that the Company will indemnify its directors and, by action of the Board of Directors, may indemnify its officers, employees and other agents of the Company to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors. See "Risk Factors - Limitations on Liability and Indemnification Matters."

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

         All expenses in connection with the issuance and distribution of the securities being registered will be paid by the Company. The following is an itemized statement of these expenses:

          Registration fee .............   $ 6,465.38

          Nasdaq listing fee ...........   $ 7,500.00

          Legal fees ...................   $15,000.00

          Accountant's Fees ............   $10,000.00

          Printing Fees ................   $ 6,000.00

          Miscellaneous ................   $ 5,034.62
                                           ----------

          Total ........................   $50,000.00
                                           ==========


Item 15. Indemnification of Officers and Directors.


         Article XII of the Company's Articles of Incorporation and Section 11 of the Company's Bylaws require indemnification of directors, officers, employees and agents of the company to the fullest extent permitted by the Washington Business Corporation Act (the "Act"). Sections 23B.08.500 through 23B.08.000 of the Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act.


         Section 23B.08.320 of the Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article XI of the Company's Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the Company and its shareholders.

Item 16. Exhibits.

         3.1      Restated Articles of Incorporation of the Company(1)

         3.2      Restated Bylaws of the Company(1)

         3.3 Statement of Rights and Preferences of the Series A Convertible Preferred Stock of the Registrant, as filed with the Secretary of State of the State of Washington on May 14, 1996(2)

         4.1 Warrant Agreement, dated as of September 25, 1995, between the Company and First Interstate Bank of Washington, N.A.(1)

         4.2 Warrant Agreement, dated May 14, 1996, between the Company and First Interstate Bank of Washington, N.A.(2)

         5        Opinion of Stoel Rives LLP(1)(3)


         10 Agreement, dated August 16, 1996, between Unisys Corporation and the Company (4)

         23.1     Consent of Deloitte & Touche LLP



         23.2     Consent of Stoel Rives LLP (included in Exhibit 5)(1)(3)

         24       Power of Attorney(1)(3)

------------------

(1) Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), filed on August 3, 1995

(2) Incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), filed on August 14, 1996.

(3) Incorporated by reference to the Company's Registration Statement on Form S-3 (Registration No. 333-12759), filed on September 26, 1996.


(4) Incorporated by reference to the Company's Post-Effective Amendment No. 3 on Form S-3 to Form SB-2 Registration Statement (Registration No. 33-95460-LA), filed on December 6, 1996.


Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933, as amended;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                           (iii) To include any additional or changed material information with respect to the plan of distribution;

                           provided, however, that paragraphs (a)(1)(i) and
                           (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act.

                  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on December 6, 1996.

                            TERA COMPUTER COMPANY


                            By: /s/ James E. Rottsolk
                               ___________________________________
                                James E. Rottsolk
                                Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below on the 6th day of December, 1996:

Signature and Title


 /s/ Burton J. Smith*                                        /s/ Daniel J. Evans*
________________________________________                     __________________________________
Burton J. Smith                                              Daniel J. Evans, Director
Chairman of the Board of Directors



 /s/ James E. Rottsolk                                       /s/ Kenneth W. Kennedy*
________________________________________                     __________________________________
James E. Rottsolk                                            Kenneth W. Kennedy, Director
Chief Executive Officer, Chief Financial Officer,
Chief Accounting Officer, and Director


 /s/ David N. Cutler*                                        /s/ John W. Titcomb, Jr.*
________________________________________                     __________________________________
David N. Cutler, Director                                    John W. Titcomb, Jr., Director




*By  /s/ James E. Rottsolk
     ___________________________________
        James E. Rottsolk
        Attorney-in-Fact

                                  EXHIBIT INDEX


                                                                                                     SEQUENTIAL
              EX. NO.                     DESCRIPTION                                                 PAGE NO.

               3.1            Restated Articles of Incorporation of the Company(1)                      --

               3.2            Restated Bylaws of the Company(1)                                         --

               3.3            Statement of Rights and Preferences of the Series A Convertible
                              Preferred Stock of the Registrant, as filed with the Secretary of
                              State of the State of Washington on May 14, 1992(2)                       --

               4.1            Warrant Agreement, dated as of September 25, 1995, between the
                              Company and First Interstate Bank of Washington, N.A.(1)                  --

               4.2            Warrant Agreement, dated May 14, 1996, between the Company                --
                              and First Interstate Bank of Washington, N.A.(2)

               5              Opinion of Stoel Rives LLP(1)(3)                                          --

               10             Agreement, dated August 16, 1996, between Unisys Corporation
                              and the Company(4)                                                        --

               23.1           Consent of Deloitte & Touche LLP                                          --

               23.2           Consent of Stoel Rives LLP(1)(3)                                          --

               24             Power of Attorney(1)(3)


-------------------

(1) Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), filed on August 3, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), filed on August 14, 1996.

(3) Incorporated by reference to the Company's Registration Statement on Form S-3 (Registration No. 333-12759), filed on September 26, 1996.


(4) Incorporated by reference to the Company's Post-Effective Amendment No. 3 on Form S-3 to Form SB-2 Registration Statement (Registration No. 33-95460-LA), filed on December 6, 1996.